EXHIBIT (a)(4)

INTERLINK ELECTRONICS, INC.

FORM OF

PROMISE TO GRANT STOCK OPTION(S)

In exchange for your agreement to cancel certain stock options (“Old Option(s)”) you received from Interlink Electronics, Inc. or one of its subsidiaries (collectively, “Interlink”), Interlink hereby promises to grant you a stock option or options, as applicable, covering                  shares of Interlink’s common stock on                 , 2003 (the “New Option(s)”), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on                 , 2002. The exercise price of each new option will be the fair market value of Interlink’s common stock on                 , 2003. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued service as a director or employment with Interlink or on your being on a bona fide leave of absence as described below. Each New Option will otherwise be subject to the standard terms and conditions under the Interlink Electronics, Inc. 1996 Stock Incentive Plan (the “Plan”) and applicable form of stock option agreement.

In order to receive the New Option(s), you must remain an employee or director until the grant date of the New Option(s). Additionally, you must be a director of or employed by Interlink or be on a bona fide leave of absence that was approved by Interlink in writing (if the terms of the leave provide for continued service crediting or when continued service crediting is required by law) as of                  , 2003. This promise to grant does not constitute a guarantee of employment with Interlink for any period. Your employment with Interlink remains “at-will” and can be terminated by either you or Interlink at any time, with or without cause or notice. If you voluntarily terminate your employment with Interlink, if Interlink terminates your employment for any reason or if your employment is terminated due to death or disability, before                 , 2003, you will lose all rights you have to receive any New Options.

This Promise is subject to the terms and conditions of the Offer to Exchange dated July 9, 2002, and the Election Form previously completed and submitted by you to Interlink, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Interlink with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Interlink.

INTERLINK ELECTRONICS, INC.

By:

Date:                 , 200